PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 1, 2021)	Registration No. 333-257423

PURECYCLE TECHNOLOGIES, INC.

18,177,703 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 1, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on October 27, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 5,936,625 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon exercise of the Company Warrants (as defined in the Prospectus).

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 12,241,078 shares of Common Stock, which includes (i) 8,903,842 shares of Common Stock that may be issued upon conversion of the Convertible Notes (as defined in the Prospectus) currently outstanding as of the most recent interest payment date, (ii) up to 951,360 additional shares of Common Stock issuable upon conversion of the Convertible Notes assuming all remaining interest payments are made to holders of the Convertible Notes entirely in kind and the maturity date of the Convertible Notes is extended through April 15, 2023 (from October 15, 2022) at our election with respect to 50% of the amount outstanding under the Convertible Notes at October 15, 2022 and (iii) up to 2,385,876 shares of Common Stock held by certain initial stockholders named therein (including the shares of our Common Stock that may be issued upon conversion of the Company Warrants held by such initial stockholders).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On October 27, 2021, the closing price of our Common Stock was $13.00 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2021

PURECYCLE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40234	86-2293091
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5950 Hazeltine National Drive, Suite 650,

Orlando, Florida 32822

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (877) 648-3565

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02	Unregistered Sales of Equity Securities

The information contained in Item 8.01 concerning the partial conversion of the Convertible Notes (as defined below) is hereby incorporated into this Item 3.02 by reference.

Item 7.01	Regulation FD Disclosure

On October 26, 2021, Leidos Engineering, LLC (“Leidos”), issued its monthly report for the period ending September 30, 2021 to the trustee for the Revenue Bonds (as defined below) regarding the progress of construction activities at the site of PureCycle Technologies, Inc.’s (the “Company”) Ironton, Ohio facility (the “September Report”). A copy of the September Report can be found in the “Investors” section, under “SEC Filings and Reports,” of the Company’s website www.purecycle.com.

Item 8.01	Other Events

On October 22, 2021, the Company issued a total of 6,533,532 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), upon the conversion of $45,260,256 of its outstanding convertible notes (the “Convertible Notes”) to certain holders of such Convertible Notes, resulting in a reduction of the Company’s outstanding indebtedness by $45,260,256 (the “Magnetar Conversion”). Following the Magnetar Conversion, $18.2 million of the Convertible Notes remain outstanding and is convertible at the option of the holders at any time until the close of business on the business day immediately preceding the maturity date. The shares of Common Stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as the issuance of the shares did not involve any public offering.

As noted above, Leidos, the independent third party construction monitor engaged by the Company in connection with the issuance of the Southern Ohio Port Authority Exempt Facility Revenue Bonds, Tax Exempt Series 2020A, Tax Exempt Series 2020B and Taxable Series 2020C (the “Revenue Bonds”), issued the September Report. The September Report provided an update on the status of the Company’s construction activities at its first commercial polypropylene purification plant in Ironton, Ohio (the “Phase II Facility”).

The September Report noted the Company currently estimates it will incur Phase II Facility related costs of approximately $30.0–$40.0 million in excess of the funding provided by the Revenue Bonds. The additional costs are expected to de-risk the commercialization process by allowing the Company to expand feedstock supplies through the ability to process higher levels of solids and non-polypropylene contaminants in acquired feedstocks and improve the overall operational reliability through process safety and digital improvements. The additional costs represent minor process engineering design and process safety improvements, increased labor and material costs related to supply chain issues due, in part, to the COVID-19 pandemic, as well as other unanticipated additional costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PureCycle Technologies, Inc.

Dated: October 27, 2021	By:	/s/ Michael Dee
Michael Dee
Chief Financial Officer